SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 22, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Appendix 3C

Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001, 11/01/10

Name of entity
BHP Billiton Limited (the Company)

ABN/ARSN
49 004 028 077

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back

Selective buy-back on equal access buy-back conditions (as modified by ASIC)

2 +Class of shares/units which is the subject of the buy-back (eg, ordinary/preference)

Ordinary

3 Voting rights (eg, one for one)

One for one

4 Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)

Fully paid

5 Number of shares/units in the +class on issue

3,358,359,496

6 Whether shareholder/unitholder approval is required for buy-back

No. An ASIC modification will be obtained pursuant to section 257D(4) of the Corporations Act 2001 (Cth)

7 Reason for buy-back

As part of the Company’s capital management program

8 Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)

See announcements of half year results dated 16 February 2011 and announcements entitled “BHP Billiton announces acquisition of Chesapeake Energy Corporation’s Fayetteville USA, shale assets” and “BHP Billiton announces an off-market buy-back of BHP Billiton Limited shares”, each dated 22 February 2011. Further information will be provided in a buy-back booklet to be lodged with the ASX prior to its dispatch to shareholders

On-market buy-back

9 Name of broker who will act on the company’s behalf

N/A

10 Deleted 30/9/2001.

N/A

11 If the company/trust intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.

N/A

12 If the company/trust intends to buy back shares/units within a period of time - that period of time; if the company/trust intends that the buy-back be of unlimited duration - that intention

N/A

13 If the company/trust intends to buy back shares/units if conditions are met - those conditions

N/A

Employee share scheme buy-back

14 Number of shares proposed to be bought back

N/A

15 Price to be offered for shares

N/A

Selective buy-back

16 Name of person or description of class of person whose shares are proposed to be bought back

N/A

17 Number of shares proposed to be bought back

N/A

18 Price to be offered for shares

N/A

Equal access scheme

19 Percentage of shares proposed to be bought back

The percentage of shares to be bought back is not presently known and will depend on the final buy-back price and the amount determined by the Company. The target size of the buy–back is A$5 billion. The Company may, at its discretion, vary the size of the buy-back. The Company also retains the discretion to repurchase a lesser amount of shares than indicated or no shares at all. In any event, the Company will buy back less than 10% of the smallest number, at any time during the last 12 months, of votes attaching to voting shares of the Company.

20 Total number of shares proposed to be bought back if all offers are accepted

The percentage of shares to be bought back is not presently known and will depend on the final buy-back price and the amount determined by the Company. The target size of the buy–back is A$5 billion. The Company may, at its discretion, vary the size of the buy-back. The Company also retains the discretion to repurchase a lesser amount of shares than indicated or no shares at all. In any event, the Company will buy back less than 10% of the smallest number, at any time during the last 12 months, of votes attaching to voting shares of the Company.

21 Price to be offered for shares

The price will be determined by a tender process, as detailed in an announcement dated 22 February 2011 and outlined in a buy-back booklet which will be mailed to eligible shareholders by 16 March 2011.

22 +Record date for participation in offer
Cross reference: Appendix 7A, clause 9.

3 March 2011

Compliance statement

1.The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:
Jane McAloon
Company Secretary

Print name: Jane McAloon
Date: 22 February 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : February 22, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary